Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Endurance Specialty Holdings Ltd. pertaining to the Restricted Share Agreement, dated May 28, 2013, between Endurance Specialty Holdings Ltd. and John R. Charman and the Option Agreement, dated May 28, 2013, between Endurance Specialty Holdings Ltd. and John R. Charman of our report dated February 28, 2013, with respect to the consolidated financial statements and schedules of Endurance Specialty Holdings Ltd. and the effectiveness of internal control over financial reporting of Endurance Specialty Holdings Ltd. included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, Ltd.

Hamilton, Bermuda

August 15, 2013